UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

AMENDMENT NO. 8

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No: 74345W 10 8

1.	NAME OF REPORTING PERSON:
Ted Karkus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a) [ ]

(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,374,588 (1)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	3,374,588 (1)
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,324,588 shares of common stock (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	19.0% (2)

14.	TYPE OF REPORTING PERSON (See Instructions)	IN

(1) Includes 700,000 shares of common stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.

(2) Based on 17,080,776 shares of common stock outstanding on January 6, 2017, plus 700,000 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.

Introductory Note:

This Amendment No. 8 amends and supplements the Statement on Schedule 13D filed by Ted Karkus (the “Reporting Person”) on April 27, 2011 (the “Original Schedule 13D”, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed on November 15, 2011, Amendment No. 2 to the Schedule 13D filed on December 14, 2011, Amendment No. 3 to the Schedule 13D filed on May 18, 2012, Amendment No. 4 to the Schedule 13D filed on September 19, 2014, Amendment No. 5 to the Schedule 13D filed on May 27, 2015, Amendment No. 6 to the Schedule 13D filed on June 8, 2015, Amendment No. 7 to the Schedule 13D filed on January 6, 2017, and together with this Amendment No. 8, the “Schedule 13D”) to the extent specifically set forth below. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following:

On April 27, 2017, the Reporting Person was granted an option to purchase 600,000 shares of common stock, par value $0.0005 per share, of ProPhase Labs, Inc. (the “Company”), at an exercise price of $2.00 per share, pursuant to a stock option award agreement (the “Award Agreement”) issued under the Company’s Amended and Restated 2010 Equity Compensation Plan. The stock option award will vest in four equal annual installments beginning on April 26, 2018.

The above summary of the stock option award granted to the Reporting Person is not intended to be complete and is qualified in its entirety by reference to the full text of the Award Agreement, a copy of which will be filed as an exhibit to the issuer’s next Quarterly Report on Form 10-Q.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The description of the Award Agreement provided in Item 4 above is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2017

/s/ Ted Karkus
Ted Karkus